

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2023

Stephen Ruffini
Chief Financial Officer
Village Farms International, Inc.
4700-80th Street
Delta, British Columbia, Canada
V4K 3N3

   Re: Village Farms International, Inc.
     Form 10-K for the Year Ended December 31, 2022
     Filed March 9, 2023
     File No. 001-38783

Dear Stephen Ruffini:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               Division of Corporation Finance
               Office of Industrial Applications and Services